DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

July 23, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated July 23, 2007

Enclosed is a copy of our News Release dated July 23, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

RECEIVED
2007 JUL 31 A 10:29

July 23, 2007 For Immediate Release

UPDATE
The Lennac Lake Porphyry Cu-Mo Prospect

The Lennac Lake Prospect, located in the Babine Lake area of central British Columbia, is comprised of 68 claim units (1,269 hectares) and has been explored since 1971 by various operators, including some majors.

The Lennac Lake property covers several zones of Cu-Mo mineralization associated with porphyritic phases of the Late Cretaceous Bulkley intrusions. These intrusions are of a similar age and composition to those that host the Yorke Hardy (Davidson) porphyry Mo deposit at Smithers, 48 kilometres to the west, and the operating Huckleberry porphyry Cu mine, 130 kilometres to the southwest.

Dentonia has obtained a provincial Mine Act Work Permit, filed an Emergency Response Plan, deposited a $3,000 bond and is in a position to commence a drill program, consisting of 2,000m of drilling, at an estimated cost of $250,000, in August.

A 7 kilometre exploration road, built by Amax in 1972, is currently being opened and will provide access to the west, east and southeast zones of the property. Initially a portable diamond drill will be brought onto the property in August. The main focus of drilling will be three areas of copper and molybdenum mineralization that comprise the southeast zone. (See sketch) **These showings were discovered in the early 90's and have never been drill-tested.**

In addition, Dentonia has recently located reports prepared by Amax Exploration that describe the results of drilling done in 1973 and 1974 on the west and east zones. This data is currently being converted to digital format and will be re-evaluated prior to mobilizing a larger drill rig onto the property. A preliminary review of the data indicates that the 43 vertical percussion drill holes done by Amax in 1973 went to depths of only 92 metres (300 feet), or less, and several of these holes ended in copper mineralization. There is also indication that within the west zone, copper grades improve with depth. One percussion hole in the east zone also intersected molybdenum mineralization and additional drilling in the vicinity of this hole will be done during the August drill program.

The Lennac Lake property is ideally situated for potential development. A paved road and powerline are located within 5 kilometres of the property, and access to major rail and highway routes is only 30 kilometres to the southwest. In addition, the property is relatively flat, covered by pine forest infected with pine beetle. Salvage logging will probably occur in the next few years, thus opening up the area to further exploration.

Finally, because of the flat terrain and shallow overburden, the stripping ratio for an open pit operation would be very low thus reducing mining costs.

Dentonia has an option to earn a 100% interest in the project, subject to a 2% royalty, with buyout rights.

Don MacIntyre, Ph.D., P.Eng, the optionor of the project, has been appointed project manager.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Lennac Lake Porphyry Cu-Mo Property Map


West Zone
East Zone
SE Zone
Mo Stockwork
SE trenches
Jacob
671000 m
672000 m
673000 m
674000 m
Late Cretaceous
Hazelton Group
undivided volc. & sed
fd phyric breccia, flows
purple & maroon tuff breccia
geological contact
old exploration road

Figure 1. Geological compilation map of the Lennnac Lake property. Map prepared by D G. MacIntyre from assessment report data. UTM projection, Zone 9, NAD83.

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

DENTONIA RESOURCES LTD.

(An Exploration Stage Company)

Unaudited Financial Statements
3rd Quarter ended May 31, 2007

Interim Management's Discussion and Analysis
July 20, 2007

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

July 20 2007

To the Shareholders of Dentonia Resources Ltd.:

The attached unaudited financial statements for the third quarter ended May 31, 2007 have been prepared by management without review by the auditors of Dentonia Resources Ltd

Yours truly,

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

DENTONIA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited - see Notice to Reader)

		May 31, 2007		August 31, 2006
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	740,226	$	784,197
Short-term investments		215,718		2,106,000
Amounts receivable		2,024		37,039
Prepaid expenses		1,500		1,500
		959,468		2,928,736
EQUIPMENT(Note 5)		8,984		10,829
MINERAL PROPERTIES (Note3)		1,776,656		871,610
	$	2,745,108	$	3,811,175
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	96,619	$	228,999
SHARE CAPITAL (Note 7)		12,863,428		12,438,429
CONTRIBUTED SURPLUS		297,729		118,772
DEFICIT		(10,512,668)		(8,975,025)
				3,582,176
	$	2,745,108	$	3,811,175

APPROVED BY THE BOARD

"Adolf A. Petancic" Director

"H. Martyn Fowlds" Director

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by management without audit)

	9 – Month Ended May 31, 2007	9 – Month Ended May 31, 2006	3 – Month Ended May 31, 2007	3 – Month Ended May 31, 200
EXPENSES	$	$	$	$
Legal, audit and accounting	57,789	21,142	11,433	11,01
Consulting fees	19,452	17,130	7,017	
Transfer agent and filing fees	32,131	39,027	5,817	11,83
Shareholders and public relations	57,628	25,634	27,320	9,50
Amortization	2,091	1,848	697	61
Bank charges and interest	343	246	60	6
Office and miscellaneous	10,185	11,682	5,238	3,08
Telephone and communications	2,655	8.715	953	6,39
Stock based compensation	178,957	9,176	177,303	4,58
Rent	13,147	11,553	3,024	5,16
Travel	9,928	5,568	2,523	2,16
Wages and benefits	137,515	142,303	47,834	54,35
Operating expenses	521,821	294,024	289,219	108,78
LOSS BEFORE THE FOLLOWING	(521,821)	(294,024)	(289,219)	(108,781
OTHER (INCOME) EXPENSES				
Impairment in mineral property	(976,764)	(167,566)	(364,188)	
Interest income	33,392	25,495	(734)	23,82
DHK admin. Expense	(58,799)		(58,799)	
Renouncement penalty	(13,651)	-	(866)	
INCOME (LOSS) FOR THE PERIOD	(1,537,643)	(436,095)	(713,806)	(84,960
DEFICIT, BEGINNING OF PERIOD	(8,975,025)	(7,770,596)	(9,798,862)	(8,121,731
DEFICIT, END OF PERIOD	$ (10,512,668)	(8,206,691)	(10,512,668)	(8,206,691
EARNINGS (LOSS) PER SHARE	$ (0.03)	(0.01)	(0.01)	(0.00

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by management without audit)

	9 – Month Ended May 31, 2007	9 – Month Ended May 31, 2006	3 – Month Ended May 31, 2007	3 – Month Ended May 31, 2006
CASH PROVIDED BY (USED FOR)	$	$	$	$
OPERATING ACTIVITIES				
Net income (loss) for the period	(1,537,643)	(436,095)	(713,806)	(84,960)
Less items not involving cash				
Amortization	2,091	1,848	697	616
Impairment in mineral property		167,566		
Stock based compensation	178,957	9,176	177,303	4,588
	(1,356,595)	(257,505)	(535,806)	(79,756)
Net change in non-cash working capital items	(97,365)	(126,655)	53,814	(7,078)
	(1,453,960)	(383,160)	(491,992)	(86,834)
FINANCING ACTIVITIES				
Shares issued for cash, net of issue costs	425,000	3,896,356	425,000	27,075
INVESTING ACTIVITIES				
Fixed assets	(246)	(3,938)	-	(866)
Short term investments	1,890,282	(2,106,000)	726,032	194,000
Investments and advances	-	(722,000)	-	(142,000)
Mineral property expenditures	(905,046)	(683,913)	(20,371)	(589,958)
	984,990	(3,515,851)	705,661	(538,824)
INCREASE (DECREASE) IN CASH	(43,970)	(2,655)	648,669	(598,583)
CASH, BEGINNING OF PERIOD	784,197	674,813	91,558	1,270,741
CASH, END OF PERIOD	$ 740,226	672,158	740,227	672,158

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended August 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended August 31, 2006.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

3. MINERAL PROPERTIES

	Lac de Grass DHK Venture	Tintina Gold Belt HY	Tintina Gold Belt ELF	Pellat Lake DHK Venture	Atkinson	Thomlinson	Lennac Lake	Brittain River	Total
Balance, August 31, 2005(restated)	$ 216,698	$ 166,207	$ 14,053	$ 14,800	$ 81,992	$ 18,587	-	-	$ 512,337
Acquisition costs	-	-	-	7,783	10,000	15,000	-	-	32,783
Drilling	895,752	-	-	-	527,729	79,792	-	-	1,503,273
Geological	-	1,359	-	-	55,208	1,140	-	-	57,707
Field	-	-	-	-	13,032	15,975	-	-	29,007
Assay	-	-	-	-	14,639	432	-	-	15,071
Bond	-	-	-	-	-	15,500	-	-	15,500
Total additions during period	895,752	1,359	-	7,783	620,608	127,839	-	-	1,653,341
Mineral property impairment	(1,112,449)	(167,566)	(14,053)	-	-	-	-	-	(1,294,068)
Balance, August 31, 2006	1	-	-	22,583	702,600	146,426			871,610
Acquisition costs					20,000	20,000	10,000	10,000	60,000
Drilling	-	-	-	-	220,371	93,104	-	-	313,475
Geological	-	-	-	-	203,748	18,891	-	-	222,639
Reports	-	-	-	-	-	8,858	-	-	8,858
Field	-	-	-	-	124,806	126,658	-	-	251,464
Assay	-	-	-	-	19,544	29,068	-	-	48,610
Total additions during period	-	-	-	-	588,469	296,579	10,000	10,000	905,046
Balance, May 31, 2007	1	-	-	22,583	1,291,069	443,005	10,000	10,000	1,776,656

3. MINERAL PROPERTIES (continued)

(a) Lac de Gras, Northwest Territories

The Company, through its one-third joint venture interest in DHK holds undivided interests in three mineral leases, which are recorded in the name of Peregrine Diamonds Ltd. (See Note 4).

(b) Tintina Gold Belt, HY Property Yukon Territories

The Company had entered into an option agreement to obtain a 100% interest in 56 two-post mineral claims (the "HY property") recorded in the name of Phelps Dodge Corporation of Canada ("PDCC"), located within the Tintina Gold Belt, southeastern Yukon, Watson Lake Mining District. Pursuant to the agreement, the Company had incurred an accumulated cost of $167,566 under its work commitment. A portion of the Company's work commitment was to be completed by March 18, 2006. The Company was to make further payments to PDCC totalling $90,000 and incurred cumulative exploration expenditures on the property totalling $750,000 in stages over six years. The Company terminated its option on this property during 2006 and recorded an impairment charge of $167,566 in 2006.

(c) Tintina Gold Belt, ELF Property Yukon Territories

The Company also staked for its own account, 30, two-post mineral claims (the "ELF property") located 175 km northeast of Watson Lake, within the Tintina Gold Belt. The Company abandoned the ELF property during 2006 and acquisition and exploration expenditures in the aggregate of $14,053 were recognized in impairment in mineral properties in the statement of operations.

(d) Pellatt Lake, Northwest Territories

The Company has staked seven mineral claims for its own account and indirectly holds an interest in another three mineral leases and three mineral claims at Pellatt Lake, Northwest Territories through its one-third joint venture interest in DHK.

(e) Atkinson Gold Prospect

The Company has entered into an option agreement to obtain a 100% interest in 4 claim groups referred to as the Atkinson Gold Prospect, in the Porcupine Mining District, Ontario. Pursuant to the agreement, the Company has issued 150,000 shares and paid $64,885 in staking costs, engineering fees and other expenditures and must complete a $350,000 work commitment by May 1, 2006. The Company is also required to make cash payments totaling $990,000 in stages over the next 10 years as follows:

Payment Due	Amount	Payment Due	Amount
1st Anniversary date	$ 10,000 (paid)	6th Anniversary date	$ 110,000
2nd Anniversary date	10,000 (paid)	7th Anniversary date	110,000
3rd Anniversary date	20,000 (paid)	8th Anniversary date	110,000
4th Anniversary date	110,000	9th Anniversary date	200,000
5th Anniversary date	110,000	10th Anniversary date	200,000

(f) Thomlinson Creek Property

The Company has staked six mineral claims for its own account and the Company has entered into an Option Agreement to acquire a 100% interest in certain mineral claims located in the Omineca mining division of British Columbia. Pursuant to the agreement, the Company paid $7,228 of a $30,000 work commitment to be completed by February 25, 2006, must pay to the Optionors a total of $1,015,000 over the next 10 years $15,000 of which has been paid. In addition there is a 2% net smelter royalty. The Company staked an additional two mineral claims for its own account September 7, 2006. These claims are part of the option agreement. If the Company terminates the option agreement, these claims will be conveyed to the optionors.

(g) Lennac Lake Property

The Company has optioned molybdenum copper prospects by making initial payments of $10,000 and with payments of $1-million over 10-year periods. In addition there is a 2% royalty with buyout.

(h) Brittain River Property

The Company has optioned a molybdenum copper prospect by making initial payments of $10,000 and with payments of $1-million over 10-year periods. In addition there is a 2% royalty with buyout right.

4. INVESTMENT IN JOINT VENTURE

The Company has a one-third joint venture interest in DHK, a Northwest Territories corporation that has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories. The Company's proportionate interest in the joint venture is as follows:

	May 31, 2007	August 31, 2006
Balance Sheet	$	$
Cash and cash equivalents	754	13,822
Mineral property	1	1
Accounts payable and accrued liabilities	71,003	85,222
Statement of Operations		
Expenses		
Impairment in mineral properties	976,764	1,112,449
Professional fees	3,758	8,393
Loss	1,040,613	1,120,842

During the period, the Company recognized an impairment provision related to this property as management determined that its recoverability was not determinable.

5. EQUIPMENT

			2007
	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 26,914	$ 22,949	$ 3,965
Computers	25,470	20,883	4,587
Software	948	516	452
Total Capital Assets	$ 53,332	$ 44,348	$ 8,984

6. RELATED PARTY TRANSACTIONS

(a) For the period ended May 31, 2007 the Company incurred $137,515 (2006 – $142,303) in salaries and fees to officers of the Company.

(b) For the period ended May 31, 2007 the Company incurred $19,452 (2006 - $Nil) in consulting fees to directors of the Company and a company controlled by an officer of the Company.

(c) For the period ended May 31, 2007, included in mineral properties, are fees of $Nil (2006 – $12,000) made to a director and property acquisition fees in the amount of $30,000 (2006 – $17,500).

(d) For the period ended May 31, 2007 officers and directors of the Company exercised Nil (2006 – 696,000) options for proceeds of $Nil (2006 - $69,500).

(e) For the period ended May 31, 2007 officers and directors of the Company acquired 3,125,000 (2006 – 416,667) units in a private placement for proceeds of $312,500 (2006 - $67,500).

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

7. CAPITAL STOCK - Authorized: Unlimited Common shares without par value

	Shares	Amount
Balance, August 31, 2005	32,974,044	$ 8,696,220
Issued for cash		
Exercise of warrants	5,172,366	616,257
Exercise of options	852,500	88,575
Private placement	18,443,501	3,079,526
Private Placement	600,000	112,000
Fair value of options exercised	-	5,091
Private Placement	2,300,000	345,000
Share issuance costs		(58,500)
Renunciation of cumulative eligible exploration costs	-	(445,740)
Balance, August 31, 2006	60,342,411	$ 12,438,428
Issued for cash		
Private Placement	4,250,000	425,000
Balance, May 31, 2007	64,592,411	$ 12,863,429

a) Private placements:

On December 23, 2005, the Company completed a private placement of 12,183,501 non-flow-through units at $0.15 per unit and 6,260,000 flow-through units at $0.20 per unit for total proceeds of $3,079,525. Each unit consists of one common share and one non-transferable share purchase warrant exercisable at $0.25 per share in the first year and at $0.35 per share in the second year. All securities issued under this private placement are subject to a four month plus one day hold period, expiring on April 24, 2006..

In February 2006, the Company completed a non-brokered private placement of 200,000 flow-through units at $0.20 per unit and 400,000 non-flow-through units at $0.18 per unit for total proceeds of $112,000. Each unit consists of one share and one non-transferable share purchase warrant exercisable over two years at $0.25 during the first year and $0.35 during the second year for the flow-through shares and the non-flow-through shares, expiring February 10, 2008.

On July 19, 2006, the Company completed a non-brokered private placement of 2,300,000 units at $0.15 per unit for net proceeds of $345,000. Each unit consists of one common share and one non-transferable warrant exercisable over two years at $0.25 during the first year and $0.35 during the second year, expiring on July 21, 2008. A finder's fee of $30,000 was paid.

On May 24, 2007 the Company completed a non-brokered private placement of 4,250,000 units at $0.10 per unit for net proceeds of $425,000, providing $375,000 in flow through funds and $50,000 in non-flow through funds. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant is exercisable over two years at $0.15 during the first year and $0.20 during the second year, expiring on May 24, 2009.

b) Options:

The Company has a stock option plan to grant options, of up to 10% of the issued and outstanding share capital of the Company from time to time, to directors, senior officers, employees, dependent contractors and consultants of the Company at the discretion of the Board. Options granted under the plan will be for a term not to exceed 5 years and will be exercisable at a price not less than the Discounted Market Price.

Stock option transactions are summarized as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2006	Granted	Exercised	Expired/ Cancelled	Outstanding May 31, 2007
$0.12	October 1, 2006	60,000	-	-	60,000	-
$0.10	March 26, 2007	1,050,000	-	-	1,050,000	-
$0.13	February 29, 2008	77,500	-	-	-	77,500
$0.17	May 16, 2012		2,750,000	-	-	2,750,000
		1,187,500	2,750,000	-	1,110,000	2,827,500

c) Stock-based compensation

During the year ended August 31, 2006 the Company issued 232,500 (2005 – 250,000) stock options to directors and consultants. As a result $10,830 (2005 – $3,750) was recorded as

stock-based compensation, $5,423 (2005 - $30,312I) as share issue costs, and $5,406 (2005 - $37,562) was credited to contributed surplus. The fair value of options granted was estimated using the Black-Scholes option pricing model and the following assumptions:

During the period ended May 31, 2007, the Company issued 2,750,000 (2006 - 155,000) stock options to directors and officers. A total of $178,957 (2006 - $9,176) was recorded as stock-based compensation and credited to contributed surplus.

Risk-free interest rate	2.77 to 4.07%
Expected life of options	2 - 3 years
Expected volatility	101%
Expected dividend yield	0.0%

d) Warrants

As at May 31, 2007, the Company has warrants outstanding as follows:

Exercise Price	Expiry Date	Outstanding May 31, 2007
$0.25/$0.35	Dec.23, 2006/2007	18,443,501
$0.25/$0.35	Feb.10, 2007/2008	600,000
$0.25/$0.35	July 21, 2007/2008	2,300,000
$0.15/$0.20	May 24, 2008/2009	2,125,000
		23,468,501

8. CONTRIBUTED SURPLUS

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	May 31, 2007	August 31, 2006
Contributed surplus, beginning of year	$ 118,772	$ 113,034
Stock option expense for year	178,957	10,830
Stock options exercised during the year	-	(3,400)
Agent options exercised during the year	-	(1,692)
Contributed surplus, end of year	$ 297,729	$ 118,772

9. COMMITMENTS

(a) The Company has a monthly lease commitment of $1,500. The lease is in effect until December 31, 2007.

(b) The Company has a ten-month contractual obligation with a consultant to obtain financial consulting and advisory services for a monthly commitment of $4,500. The contract expired on March 31, 2007.

DENTONIA RESOURCES LTD

FORM 51-102F1 – MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Third Quarter Ended May 31, 2007
(Unaudited Financial Statements)

Prepared as at July 20, 2007

DESCRIPTION OF BUSINESS AND REPORT DATE

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979.

Currently, the Company, either directly or indirectly through its 37.61% equity interest in DHK Diamonds Inc. ("DHK"), has interests in or has under option two diamond, one gold, and four copper-molybdenum properties, these properties are in the early or advanced stages of exploration.

The Company is a reporting issuer in British Columbia and Alberta, became a publicly traded company on the Vancouver Stock Exchange in 1982 and continues to trade on the TSX Venture Exchange (the "Exchange"), under the symbol "DTA", and is registered as a foreign exempt corporation under section 12g3-2(b), file #82-627, with the Securities & Exchange Commission.

The Company prepared its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles and its Management's Discussion and Analysis (MD&A) should be read in conjunction with its unaudited financial statements for the quarters ended May 31, 2007 and 2006 and the audited financial statements for the fiscal years ended August 31, 2006 and 2005.

OVERALL PERFORMANCE

As of May 31, 2007 the Company had a total working capital of $862,849 (2006 - $2,820,225), compared with a working capital of $2,699,737 as of August 31, 2006, the fiscal year end.

For the first nine months ended May 31, 2007, the Company recorded a net loss of $1,537,643 including a $976,764 mineral property impairment (WO Diamond Project) or $0.03 per share, compared to net loss of $436,095 or $0.01 per share for the same period in the prior fiscal year.

Dentonia, at the date of this report, has approximately $900,000 in cash on hand.

PROPERTY SUMMARIES

DIAMONDS

(1) WO Diamond Project, Lac de Gras , NWT

At this stage DHK Diamonds Inc. ("DHK"), in which Dentonia has a 37.61% equity interest, has made a 10.77% contribution to the WO Diamond project since the fall of 2006 and is required to make a cash contribution of $550,000 to Peregrine Diamonds Inc. before the end of July 31, both Dentonia and Kettle River have agreed to make equal contributions in the amount of $280,000 each to DHK, at a meeting on July 5, 2007, thereby increasing their interest in DHK to **40%** each.

A multiple rig large diameter reverse circulation (LDRC) bulk sample program was completed on May 4, 2007, at a total cost of $21 million. This program consisted of 26 LDRC holes – approximately 5,000 meters, and 9 core holes – 2,094 meters. A total of 2,651 tonnes of kimberlite was recovered. This kimberlite in 1,701bags was sent to BHP Billiton's Ekati™ Diamond Mine for processing at their sample processing facility, and is expected to be completed some time in August.

More detailed information regarding the 2007 sample, and the core drilling plans for this summer and fall, will be released as soon as they are available.

(2) Pellatt Lake Claim Block – NWT, Canada

Dentonia has been advised by Peregrine that it has begun its 2007 diamond exploration program at the Pellatt Lake project, Northwest Territories, Canada, late March 2007.

Pellatt Lake claim block consists of 10 mineral claims and three mineral leases, covering approximately 30,000 hectares, located on the northeast side of the BHP Billiton's Ekati diamond mine property. There is one diamondiferous kimberlite (PL-01) currently known on the property, with a second kimberlite (PL06-05) discovered by Peregrine during last season's exploration program.

Peregrine, the operator, has completed 12 ground magnetic grids, totaling 345 line kilometers, and 3 HLEM grids, totaling 10.4 line kilometers, and is currently evaluating the data in order to select drill targets. If drilling is warranted, and a drill rig is available, drilling will begin in August.

Dentonia owns 100% of the seven claims and through DHK has a 37.61% net interest in the 3 additional mineral leases and 3 additional mineral claims. Peregrine can earn up to a 75% interest in these leases and claims under certain conditions. At this stage both Dentonia and DHK are being carried.

GOLD

(1) Atkinson Gold Prospect, Abitibi Greenstone Belt, Porcupine Mining Division, 15-15km South of the Detour Lake Mine, below James Bay, Ontario

Dentonia holds four properties (3680 hectares) in the Detour - Atkinson area of northern Ontario. During 2006 Dentonia completed a total of 3,024 metres of diamond drilling on the Lipton claims, located approximately 150 kilometres north of Cochrane, at the northern margin of the Abitibi Greenstone Belt and 15km southeast of the Detour Lake Mine, owned and operated by the Detour Gold Corp. ("DGC")

To date, drilling by Dentonia and by previous companies has identified at least two near surface zones of gold mineralization on the Lipton claims. The highest gold (Au) grades have been intersected at the contact between the chemical sediments and the felsic tuffs. This zone (Contact zone) appears to be structurally controlled, dipping to the north and west at approximately 20° (sub parallel to the geology).

The Contact zone ranges from 1m to approximately 10m in thickness and has been intersected in 21 drill holes with grades ranging from 0.25 g/t Au (over a core length of 1m) to 14.4 g/t Au (over a core length of 7.7m).

Approximately 60 metres above the Contact zone, a second zone of Au mineralization, has been intersected in the mafic volcanic rocks (designated M1).

The M1 zone has been intersected in eleven holes and appears to be parallel to the Contact zone. The M1 zone ranges in thickness from 1.0m to approximately 9.0m and Au grades range from 0.197 g/t to 61.2 g/t (over a core length of 1m) with many of the intersections being less than 2 g/t Au.

A preliminary resource estimate was completed for the Contact and M1 zones. For the Contact zone the resource was divided into drill indicated and drill inferred categories based on the density of drilling. In the area of 1996 drilling (Better Resources) the resource was classified as drill indicated. The drill indicated resource for the Contact zone is 82,512 tonnes at an uncut grade of 2.05 g/t Au (cut grade of 1.80 g/t Au). The drill inferred resource (area of Dentonia's drill holes) for the Contact zone is 215,568 tonnes at an uncut grade of 6.38 g/t Au (cut grade of 4.34 g/t Au). The estimated drill inferred resource for the M1 zone is 479,105 tonnes at an uncut grade of 2.82 g/t Au (cut grade of 1.88 g/t Au) or, in total, for both zones, 777,185 tonnes. Both zones are open to the north and north west and further drilling will be required to evaluate their potential.

This prospect is under option, Dentonia can acquire a 100% interest, subject to 2% royalty with buyout terms.

Proposed Program

Dentonia has completed a high resolution airborne magnetic and VLF-EM survey covering the Lipton claims, and has also extended the ground magnetic and Max Min II surveys to cover the northern portion of the Lipton property. The final reports are expected by the end of August. Also results from 299 samples submitted to Laboratoire Expert for multi element ICP scans are expected in the near future.

Subject to positive geophysical survey results, a program of approximately 3,050 metres in 16 holes has been recommended and is expected to cost in the order of $915,000.00 and should be completed in two stages. The exact locations for the drill holes will be finalized after the data from a high resolution magnetic survey have been reviewed.

Adjacent Property

According to one of their news releases, Detour Gold Corporation ("DGC-T"), the Detour Lake deposit contains a near-surface gold resource of 3.4 million ounces (indicated resource of 20 million tonnes grading 2.14 g/t gold containing 1,379,500 ounces and inferred resource of 35.4 million tonnes grading 1.8 g/t containing 2,305,650 ounces). The Detour Lake deposit is situated in the area of the former Detour Lake mine which was operated by Placer Dome and produced 1.8 million ounces of gold from 1983 to 1999.

COPPER MOLYBDENUM

DENTONIA'S MOLYBDENUM PROSPECT

Sedish Creek Prospect

This is a significant new molybdenum-copper prospect in the Mount Thomlinson Molybdenum District near Hazelton, B.C. The prospect consists of 25 claim units totaling 458 hectares and is located 7 km south of the Mount Thomlinson molybdenum deposit.

The Sedish Creek claims cover a highly anomalous silt geochemical anomaly of 15 ppm Mo obtained by the BC Energy Mines and Petroleum resources reconnaissance (RGS) survey. The sample is higher than the 99 percentile threshold of other streams draining the Thomlinson intrusive complex. The sample also reported copper in the +95 percentile range.

Dentonia will conduct a preliminary exploration program on the project in conjunction with its follow-up work on its Thomlinson Creek project, in the summer of 2007.

The Thomlinson Creek Molybdenum Prospect

The Thomlinson Creek molybdenum prospect is located near Hazelton, central British Columbia. It lies within relative proximity of several producing and past producing mines and molybdenum deposits, such as Blue Pearl's currently producing Endako Mine and its Davidson deposit at Smithers.

The assay results from its 2 diamond drill hole successfully completed in October and November, 2006, each intersected 300+ meters of mineralization, the 330 samples obtained, assayed between 0.02% to 0.03% Mo, which at today's price are sub-economic, with traces of gold, copper, and rhenium. The best result was a 2 meter interval, which assayed 0.15% Mo. This prospect requires follow up work in the form of prospecting.

The Lennac Lake Porphyry Cu-Mo Prospect

The Lennac Lake Prospect, located in the Babine Lake area of central British Columbia, is comprised of 68 claim units (1,269 hectares) and has been explored since 1971 by various operators, including some majors.

The Lennac Lake property covers several zones of Cu-Mo mineralization associated with porphyritic phases of the Late Cretaceous Bulkley intrusions. These intrusions are of a similar age and composition to those that host the Yorke Hardy (Davidson) porphyry Mo deposit at Smithers, 48 kilometres to the west, and the operating Huckleberry porphyry Cu mine, 130 kilometres to the southwest.

Dentonia has obtained a provincial Mine Act Work Permit, filed an Emergency Response Plan, deposited a $3,000 bond and is in a position to commence a drill program, consisting of 2,000m of drilling, at an estimated cost of $250,000, in August 2007.

A 7 kilometre exploration road, built by Amax in 1972, is currently being opened up and will provide access to the west, east and southeast zones of the property. Initially a portable diamond drill will be brought onto the property in August 2007. The main focus of drilling will be three areas of copper and molybdenum mineralization that comprise the southeast zone. (See sketch) **These showings were discovered in the early 90's and have never been drill-tested.**

In addition, Dentonia has recently located reports prepared by Amax Exploration that describe the results of drilling done in 1973 and 1974 on the west and east zones. This data is currently being converted to digital format and will be re-evaluated prior to mobilizing a larger drill rig onto the property. A preliminary review of the data indicates that the 43 vertical percussion drill holes done by Amax in 1973 went to depths of only 92 metres (300 feet), or less, and several of these holes ended in copper mineralization. There is also indication that within the west zone, copper grades improve with depth. One percussion hole in the east zone also intersected molybdenum mineralization and additional drilling in the vicinity of this hole will be done during the August drill program.

The Lennac Lake property is ideally situated for potential development. A paved road and powerline are located within 5 kilometres of the property, and access to major rail and highway routes is only 30 kilometres to the southwest. In addition, the property is relatively flat, covered by pine forest infected with pine beetle. Salvage logging will probably occur in the next few years, thus opening up the area to further exploration.

Finally, because of the flat terrain and shallow overburden, the stripping ratio for an open pit operation would be very low thus reducing mining costs.

Dentonia has an option to earn a 100% interest in the project, subject to a 2% royalty, with buyout rights.

Don MacIntyre, Ph.D., P.Eng, the optionor of the project, has been appointed project manager.

Lennac Lake Porphyry Cu-Mo Property Map



670000 m
671000 m
672000 m
673000 m
674000 m
West Zone
East Zone
SE Zone
Mo Stockwork
SE trenches
Jacob
1000 m
Late Cretaceous
Bulkley Intrusions
barren
with pyrite
with chalcopyrite
Hazelton Group
basalt, microdiorite
fd phyric basalt
undivided volc. & sed.
rhyolite breccia
fd phyric rhyolite
fd phyric breccia, flows
purple & maroon tuff, breccia
chert breccia
mineral zone boundary
showings
geological contact
old exploration road

Figure 1. Geological compilation map of the Lennnac Lake property. Map prepcred by D.G. MacIntyre from assessment report data. UTM projection, Zone 9, NAD83.

Brittain River Porphyry Mo-Cu Prospect*

The Brittain River porphyry Mo-Cu prospect is located approximately 45 kilometres east-northeast of Powell River in the Jervis Inlet area, Southwest British Columbia, and consists of 7 claims, 6 claims recently staked by Dentonia.

This project is accessible via logging roads that starts at a barge landing on Jervis Inlet, approximately 10 kilometres south of the Brittain River prospect.

The Brittain River prospect represents a significant, under-explored porphyry Mo-Cu prospect within the Coast Complex. Other properties that are associated with multiple phase porphyry plutons which intrude older Coast Complex rocks include the Ok prospect north of Powell River and the Quartz Hill deposit in Alaska (+1 billion tons grading 0.15% MoS_2 or 0.09% Mo).

All of the previous explorations on the property have alluded to the fact that the QFP (quartz feldspar porphyry) appears to be unroofed at a shallow level and that there is potential for a large tonnage, low grade porphyry Mo deposit associated with this intrusion. However, until this property is drilled, the extent and overall grade of Mo-Cu mineralization will continue to be unknown, however, significant molybdenum and copper mineralization with values up to 0.68% Mo and 0.82% Cu, in three localities, over a distance of 1,000 metres have been located. The property is close to tidewater and is well situated for development.

***Due to delays in obtaining an exploration permit, and continuous negotiations with the Sechelt First Nation band, exploration at the Don Prospect, Brittain River, Jervis Inlet, B.C. has been suspended for the time being. Dentonia posted a $5,000 security bond (reclamation) in favor of the Province of British Columbia and should obtain a permit in due course.**

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Dentonia for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and the related notes thereto.

	August 31, 2006	August 31, 2005	August 31, 2004
Total Revenue	Nil	Nil	Nil
General and administrative expenses	428,250	351,934	163,886
Write off of exploration costs on outside properties and properties abandoned	1,294,068	Nil	Nil
Income (Loss) from continuing operations: - In total - Basic and diluted loss per Share	 (1,258,046) (0.02)	 (217,036) (0.01)	 (156,306) (0.01)
Total Assets	3,811,175	1,271,043	305,175

Overview

For the year ended August 31, 2004 the Company acquired the Atkinson Gold prospect for 150,000 common shares and paid $64,885 in staking fees. For greater detail please see the Company's Financial Statements dated August 31, 2003 and 2004 filed on SEDAR.

For the year ended August 31, 2005 the Company had property expenditures of $158,894 on the Tintina Gold Belt – HY Property and $42,533 on the Atkinson property. The Company also acquired the Thomlinson Creek Property and had expenditures of $18,587. The Company also advanced $852,000 to DHK Diamonds Inc., in which the Company now owns a 37.61% equity position.

For the year ended August 31, 2006 the Company had property expenditures of $620,608 on the Atkinson property and $127,839 on the Thomlinson property. The Company abandoned the Tintina Gold Belt HY and Elf properties and wrote off related expenditures in the amount of $181,619. The Company also incurred $895,752 as its share of the exploration cost for the Lac de Gras diamond property held through its 37.61% interest in DHK Diamonds Inc., and during the year the Company recognized an impairment provision of $1,294,068, as this amount may not be recovered. Since August 31, 2006, the Company also advanced $895,752 to DHK Diamonds Inc. to fund its proportionate share of the WO Diamond Project. For greater detail please see the Companies Financial Statements dated August 31, 2005 and 2006 filed on SEDAR, and the Interim Financial Statements attached.

Results of Operation for the years ended August 31, 2006 and 2005

This review of the Results of Operation should be read in conjunction with the Audited Financial Statements for the year ended August 31, 2006 and 2005 and Unaudited Financial Statements ended May 31, 2007, attached.

2006 Financial Results

Overview

The Company experienced a net loss of $1,258,046; this increased loss was due to a mineral property write-off of $1,294,068 and renouncement penalty of $26,500, or $0.02 per share for Fiscal 2006, compared to a net loss of $217,036 or $0.01 per share for Fiscal 2005.

General and administrative expenses totaled $428,250 for the year ended August 31, 2006 compared to $351,934 for the year ended August 31, 2005. Details of the general and administration expenses are as follows:

Professional fees of $38,770 (2005 - $42,183) were attributed to corporate matters including audit and legal fees.

Transfer agent and filing fees of $45,248 (2005 - $19,718), the increase was attributed to the financings that the Company completed during the year.

Consulting fees of $41,095 (2005 - $31,250), the increase was attributed to consulting on the Atkinson gold and Thomlinson molybdenum prospects.

Investor relations of $17,500 (2005 - Nil) consisted of dissemination of news releases, mailing brochures, maintaining a website at www.dentonia.net, meeting with shareholders, brokers and investors and dissemination of information through commercial news disseminators.

Wages and benefits of $185,843 (2005 - $129,651) for management of the Company's affairs increased as a result of increased activities such as private placements and property expenditures.

All other expenses are in the normal course of operations.

RESULTS OF 3rd QUARTER OPERATIONS

Nine Months Ended May 31, 2007

The Company experienced a net loss of $1,537,643; this increased loss was due to impairment in mineral property (WO Diamond Project) of $976,764, or $0.03 per share for the first 9 months of Fiscal 2007, compared to a net loss of $436,095 or $0.01 per share for the first 9 months of Fiscal 2006.

Operating expenses totaled $521,821 for the period ended May 31, 2007 compared to $294,024 for the same period ended May 31, 2006. Details of the five largest operating expenses are as follows:

- Legal, audit and accounting $57,789 (2006 - $21,142)
- Transfer agent and filing fees of $32,131 (2006 - $39,027)
- Shareholder and public relations of $57,628 (2006 - $25,634) were incurred and consisted of dissemination of news releases, mailing brochures, maintaining a website at www.dentonia.net, meeting with shareholders, brokers and investors and dissemination of information through Stockwatch and Stockgroup.
- Stock based compensation $178,957 (2006 - $9,176)
- Wages and benefits of $137,515 (2006 - $142,303) for the management of the Company's affairs were incurred.

The Company expects to spend the same amount in the next quarter. All other expenses are in the normal course of doing business.

FINANCINGS

A non-brokered private placement of 4,250,000 units, of which 3,750,000 are flow-through units at $0.10 a unit, and 500,000 are non-flow-through units at $0.10 a unit, was completed on May 24, 2007, providing the Company with $375,000 flow-through funds and $50,000 non-flow-through funds.

Each of the flow-through and non-flow-through unit consists of one common share of the Company and 1/2 non-transferable share purchase warrant (a "Warrant"). One whole Warrant entitling the holder to purchase one Warrant Share for a period of two years until May 24, 2009, at an exercise price of $0.15 per Warrant Share until May 24, 2008, and at a price of $0.20 per Warrant Share until May 24, 2009.

The proceeds from the flow-through component of the private placement ($375,000) will be used to explore the molybdenum prospects in British Columbia, and at the Atkinson Gold Prospect, closed to Detour Gold Mine, Ontario. The proceeds from the non-flow-through component of the private placement ($50,000) will be used for general corporate purposes and the exploration of the WO Diamond Project at Lac de Gras, NWT.

EIGHT MOST RECENTLY COMPLETED QUARTERS
WITH LAST QUARTER ENDED MAY 31, 2007

Fiscal Year 2007				
	May 31, 2007	**Feb. 28, 2007**	**Nov 30, 2006**	**Aug. 31, 2006**
Total Revenue	$Nil	$Nil	$Nil	$Nil
General and administrative expenses	289,219	138,500	94,102	134,226
Write off of exploration costs on abandoned or impaired properties	364,188	367,940	244,636	1,126,502
Income (Loss) from continuing operations: - In total - Basic and diluted loss per Share	(713,806) (0.01)	(508,792) (0.01)	(315,045) (0.01	(821,951) (0.02)
Total Assets	2,745,108	2,850,739	3,467,987	3,811,175
Total Long Term Financial Liabilities	Nil	Nil	Nil	Nil
Cash Dividends Declared per share	Nil	Nil	Nil	Nil
Fiscal Year 2006				
	May 31, 2006	**Feb. 28, 2006**	**Nov 30, 2005**	**Aug 31, 2005**
Total Revenue	$Nil	$Nil	$Nil	$Nil
General and administrative expenses	108,781	101,917	83,326	108,157
Write off of exploration costs on outside properties and properties abandoned	Nil	167,566	Nil	Nil
Income (Loss) from continuing operations: - In total - Basic and diluted loss per Share	(84,960) (0.00)	(269,483) (0.00)	(81,652) (0.00)	(26,741) (0.01)
Total Assets	4,612,760	4,666,057	1,496,607	1,271,043
Total Long Term Financial Liabilities	Nil	Nil	Nil	Nil
Cash Dividends Declared per share	Nil	Nil	Nil	Nil

Fully diluted loss per share is not been presented.

LIQUIDITY

All of the Company's properties are at the advanced or early exploration stages. The Company does not expect to generate any revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital. Fluctuations in the Company's share price may affect its ability to obtain future financing and the rate of dilution to existing shareholders.

CAPITAL RESOURCES

The Company sees the exercise of stock options and warrants as a source of capital, but as of the date of this Report, none of the stock options and warrants outstanding are in-the-money.

INTERNAL CONTROL RISKS

The President or the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with Canadian GAAP. The design of the Company's internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, a weakness common to small companies was identified. Dentonia does not have a sufficient number of personnel to allow for proper segregation of duties. To compensate for this, all major commitments and all payments require two signatures, including CEO, and a member of the board of directors.

Furthermore, the officers and directors will continue to monitor very closely all financial activities of the Company to mitigate this weakness, and candid discussion of any risks with the audit committee.

RISKS AND UNCERTAINTIES

The risks and uncertainties affecting the Company remain substantially unchanged from those disclosed in the Annual MD&A. It is the management's opinion that the Company has sufficient funds on hand to carry out the Company's planned exploration programs and to meet the Company's ongoing administrative expenses for a period of at least twelve months.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A using the terms "may", "expects to", "projects", "estimates", "plans", and other terms denoting future possibilities, are forward-looking statements in respect to various issues including upcoming events based upon current expectations which involve risks and uncertainties that could cause actual outcomes and results to differ materially. The future conduct of the Company's business and the feasibility of its mineral exploration properties are dependent upon a number of factors and there can be no assurance that the Company will be able to conduct its operations as contemplate and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are beyond our ability to predict or control and which may cause actual results to differ materially from the projections or estimates contained herein. The risks include, but are not limited to, the risks described in the this MD&A; those risks set out in the company's disclosure documents and its annual, quarterly and current reports; the fact that exploration activities seldom result in the discovery of a commercially viable mineral resource and are also significant amounts of capital to undertake and the other risks associated with start-up mineral exploration operations with insufficient liquidity, and no historical profitability. The Company disclaims any obligation to revise any forward looking statements as a result of information received after the fact or regarding future events.

OFF BALANCE SHEET ARRANGEMENTS – DHK DIAMONDS INC. ("DHK")

The Company's interests in the WO claim block, mineral leases SAS1, 2, 3 and three (3) Pellatt Lake claims, and 3 Pellatt Lake Leases are indirectly held through DHK, a private company incorporated under the laws of NWT, in which the Company has a 37.61% equity position.

As of the date of this MD&A, the following advances were made, by way of subscription for common shares, at $100 per share, by the respective shareholders of DHK, adjusted as of May 31, 2007.

Shareholders' Advances and Subscription

Dentonia Resources Ltd.	$2,291,900.05
Horseshoe Gold Mining Inc.	1,487,114.00
Kettle River Resources Ltd.	2,291,900.05
	$6,070,914.10

Share Position and Percentage of each shareholder as of May 31, 2007:

	Total Shares issued to each Shareholder as of Feb. 27, 2007	Shares issued to each Shareholder on May 2, 2007	Total Shares Issued to each Shareholder As of May 31, 2007	Percentage
Dentonia	19,383	4,218	23,601	37.61%
Horseshoe	15,553	0	15,553	24.78%
Kettle River	19,383	4218	23,601	37.61%
TOTAL:	54,319	8,436	62,755	100%

TRANSACTIONS WITH RELATED PARTIES

(a) For the period ended May 31, 2007 the Company incurred $137,515 (2006 – $142,303) in salaries and fees to officers of the Company.

(b) For the period ended May 31, 2007 the Company incurred $19,452 (2006 - $Nil) in consulting fees to a director of the Company and a company controlled by an officer of the Company.

(c) For the period ended May 31, 2007, included in mineral properties are fees of $nil (2006 - $12,000) made to a director and property acquisition fees in the amount of $30,000 (2006 - $17,500) made to a director.

(d) For the period ended May 31, 2007, officers and directors of the Company exercised Nil (2006 - 696,000) options for proceeds of $Nil (2006- $69,500)

(e) For the period ended May 31, 2007, officers and directors of the Company acquired 3,125,000 (2006 – 416,667) units in a private placement for proceeds of $312,500 (2006 - $67,500).

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

PROPOSED TRANSACTIONS

The board of directors is not aware of any proposed transactions involving an asset or business or business acquisition or disposition which may have an effect on financial conditions, results of operations and cash flows, other than those disclosed under the heading "WO Diamond Prospect, Lac de Gras, NWT".

DISCLOSURE OF OUTSTANDING SHARES, WARRANTS AND OPTIONS AS OF THE DATE OF THE REPORT

As of July 20, 2007 Total Issued and Outstanding shares of the Company are: **64,592,411 common**

	Shares		Amount
Balance, August 31, 2005:	32,974,044	$	8,696,220
Issued for cash			
Exercise of warrants	5,172,366		616,257
Exercise of options	852,500		88,575
Private placement	18,443,501		3,079,526
Private Placement	600,000		112,000
Fair value of options exercised	-		5,091
Private Placement	2,300,000		345,000
Share issuance costs			(58,500)
Renunciation of cumulative eligible exploration costs	-		(445,740)
Balance, August 31, 2006:	60,342,411	$	12,438,428
Issued for cash Private Placement	4,250,000		425,000
Balance, July 20, 2007:	64,592,411	$	12,863,429

As of the Date of the Report, the following Directors' and Employees' Options are outstanding:

Number of Options	Price	Expiry
77,500	$0.13 per share	February 29, 2008
2,750,000	$0.17 per share	May 16, 2012
TOTAL: 2,827,500		

As of the date of this Report, the following warrants are outstanding:

Number of Warrants	Price	Expiry
18,443,501	$0.35 per share if exercise on or before Dec. 23, 2007	December 23, 2007
600,000	$0.35 per share if exercise on or before Feb. 10, 2008	February 10, 2008
2,300,000	$0.25 per share if exercise on or before July 21, 2007 $0.35 per share if exercise after July 21, 2007 and on or before July 21, 2008	July 21, 2008
2,125,000	$0.15 per share if exercise on or before May 24, 2008 $0.20 per share if exercise after May 24, 2008 and on or before May 24, 2009	May 24, 2009
TOTAL: 23,468,501		

INVESTOR RELATIONS

The Company during the nine-month period under review retained ProActive Communications and 714428 B.C. Ltd. to disseminate press releases and other material to the media, interested shareholders, investors, and brokers. Pro Active Communications is retained at $2,500/month, and the contract with 714428 B.C. Ltd. expired on March 31, 2007.

APPROVAL

The Board of Director of Dentonia Resources Ltd. has approved the disclosures contained in this Interim MD&A. A copy of this MD&A and unaudited financial statements ended May 31, 2007 will be provided to anyone who requests this information.

ADDITIONAL INFORMATION

For press releases and other up-dated information, please contact the Company either by phone (604) 682-1141, fax (604) 682-1144, e-mail at dentonia@telus.net, or refer to the Company's website www.dentonia.net or refer to SEDAR website www.sedar.com.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ***Adolf A. Petancic, President and Chief Executive Officer of Dentonia Resources Ltd.***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Dentonia Resources Ltd.***, (the issuer) for the interim period ending ***May 31, 2007***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: July 20, 2007

"Adolf A. Petancic"
Adolf A. Petancic
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ***Blaine Bailey, Chief Financial Officer of Dentonia Resources Ltd.***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Dentonia Resources Ltd.**, (the issuer) for the interim period ending ***May 31, 2007***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: July 20, 2007

"Blaine Bailey"
Blaine Bailey
Chief Financial Officer

END